Boston     Brussels     Chicago     Dallas     Düsseldorf     Frankfurt     Houston     London     Los Angeles     Miami

Milan     Munich     New York     Orange County     Paris     San Francisco     Seoul     Silicon Valley     Washington, DC

Strategic alliance with MWE China Law Offices (Shanghai)

Eric Orsic Attorney at Law eorsic@mwe.com +1 312 984 7617

November 15, 2018

Via EDGAR

Ms. Dorrie Yale

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kingsway Financial Services Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed November 8, 2018
File No. 333-227577

Dear Ms. Yale:

On behalf of Kingsway Financial Services Inc. (the “Company”), set forth below are responses to the comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter, dated November 15, 2018 (the “Comment Letter”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 that was submitted on November 8, 2018 (collectively the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below.

Concurrently with the submission of this letter, the Company is submitting, via EDGAR, a complete copy of Amendment No. 2 to the Registration Statement, reflecting the responses of the Company below. The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Amendment No. 1 to Registration Statement on Form S-4

Index to the Consolidated Financial Statements of Kingsway Financial Services Inc., page F-1

1.     Please revise your filing to include the interim statements of equity or comparable footnote disclosure as required by Rule 8-03(a)(5) of Regulation S-X.

US practice conducted through McDermott Will & Emery LLP.

444 West Lake Street Chicago IL 60606-0029 Telephone: +1 312 372 2000 Facsimile: +1 312 984 7700 www.mwe.com

Dorrie Yale

U.S. Securities and Exchange Commission

November 15, 2018

The Company has revised the Registration Statement to include disclosure required by Rule 8-03(a)(5) of Regulation S-X.

*     *     *     *

Please contact me at 312-984-7617 with any questions you may have regarding the Registration Statement or this letter. Electronic mail transmissions may be sent to me at eorsic@mwe.com and facsimile transmissions may be sent to my attention at 312-984-7700.

Sincerely,

/s/ Eric Orsic

Eric Orsic